Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad



Monday, January 25, 2024 by Snacks



Institutional-quality investing: Unlocked

Historically, real estate private equity-style investing has been dominated by billion-dollar institutional investors (e.g. pension funds or sovereign wealth funds). But now **the Fundrise Flagship Fund** is making the same level of investing available to *individual* investors.

Anyone can diversify beyond the stock market... Rather than requiring the $100,000+ minimum investment typical of many private equity-style funds, the Fundrise Flagship Fund's **minimum is just $10**. This gives investors more flexibility as they manage their portfolios over time.

Buying into a dynamic portfolio... When you invest with the Fundrise Flagship Fund, their team of professionals will continuously work to find and add new properties to your portfolio—meaning your investment can become even more diversified over time.

You can sign up for free and begin investing in minutes by visiting Fundrise.com/Flagship today.

*Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's **prospectus**. Read them carefully before investing. This is a paid advertisement. Fundrise Flagship Fund is the marketing name for Fundrise Real Estate Interval Fund, LLC.*

Past performance is no guarantee of future results. All investments involve risk, including possible loss of principal.